May 10, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Burger King Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-131897)

Ladies and Gentlemen:

      As Representatives of the several underwriters of the proposed public offering of up to 28,750,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. eastern time on May 17, 2006, or as soon thereafter as is practicable.

     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 1, 2006, through the date hereof:

     Preliminary Prospectus dated May 1, 2006:

      36,490 copies to prospective Underwriters, institutional investors, dealers and others

     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

J.P. MORGAN SECURITIES INC.
CITIGROUP GLOBAL MARKETS INC.
GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. INCORPORATED
As Representatives of the several Underwriters

By: J.P. Morgan Securities Inc.

By: /s/ Barrett N. Pickett
Name: Barrett N. Pickett
Title: Managing Director

J.P. Morgan Securities Inc. 277 Park Avenue, New York, NY 10172